Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 2 to the Registration Statement (Form S-3 No. 333-257668) and related Prospectus of Repare Therapeutics Inc. for the registration of common shares, preferred shares, debt securities and warrants, and to the incorporation by reference therein of our reports dated March 1, 2022, with respect to the consolidated financial statements of Repare Therapeutics Inc. and the effectiveness of internal control over financial reporting of Repare Therapeutics Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Montreal, Canada

March 7, 2022